                       Securities and Exchange Commission
                              Washington, DC 20549

                                  FORM 10-SB/A1


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                               COM-GUARD.COM, INC.
                 (Name of Small Business Issuer in its Charter)


NEVADA                                                       33-0879853
(State or other jurisdiction                              (I.R.S. Employer
of incorporation or organization)                        Identification No.)


2075 CORTE DEL NOGAL, SUITE B, CARLSBAD, CA                      92009
(Address of principal executive offices)                      (Zip Code)


                                 (760) 431-2206
              (Registrant's telephone number, including area code)


Securities to be registered pursuant to Section 12(b) of the Act:


TITLE OF EACH CLASS                         NAME OF EACH EXCHANGE ON WHICH
TO BE SO REGISTERED                         EACH CLASS IS TO BE REGISTERED
-------------------                         ------------------------------
      N/A                                                N/A


Securities to be registered pursuant to Section 12(g) of the Act:


                         COMMON EQUITY, PAR VALUE $.001
                                (Title of class)


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


                               COM-GUARD.COM, INC.
                                  FORM 10-SB/A1
                                TABLE OF CONTENTS

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

NO.      TITLE                                                                                              PAGE NO.
---      -----                                                                                              --------
PART I

Item 1.  Description of Business..................................................................................3
Item 2.  Management's Discussion and Analysis or Plan of
         Operation...............................................................................................13
Item 3.  Description of Property.................................................................................17
Item 4.  Security Ownership of Certain Beneficial Owners and
         Management..............................................................................................17
Item 5.  Directors, Executive Officers, Promoters, and
         Control Persons.........................................................................................18
Item 6.  Executive Compensation..................................................................................19
Item 7.  Certain Relationships and Related Transactions..........................................................20
Item 8.  Description of Securities...............................................................................20

                                                      PART II

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters.............................................................22
Item 2.  Legal Proceedings.......................................................................................22
Item 3.  Changes and/or Disagreements with Accountants...........................................................23
Item 4.  Recent Sales of Unregistered Securities.................................................................23
Item 5.  Indemnification of Directors and Officers...............................................................25

                                                     PART F/S

         Financial Statements....................................................................................26

                                                     PART III

Item 1.  Index to Exhibits.......................................................................................27
Item 2.  Description of Exhibits.................................................................................27
         Signatures..............................................................................................28



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                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

         Com-Guard.Com, Inc. (the "Registrant" or the "Company") was incorporated as e-World Security, Inc. in the State of Nevada on October 7, 1998. The Company's name was changed to Com-Guard.Com, Inc. and filed on April 16, 1999.

         The Registrant has limited operating history. The principal business of the Registrant is the exploitation of niche products for the microcomputer industry that provide enhanced system security for both individual users and network administrators. The Company's initial product, Com-Guard-TM-, includes unique software and hardware that will enable users to protect and limit access to data; and to provide a security system against tampering and unauthorized use of computers.

         Com-Guard is able to lock down data files so that if there is a security violation locally or on the net the hacker will not be able to read the files in the Com-Guard protected area. The Web-Guard product will keep unauthorized users from using their browser and therefore limit their access to the internet.

         The Registrant's present business address is 2075 Corte del Nogal, Suite B, Carlsbad, California 92009.

OVERVIEW

         Com-Guard.Com, Inc. will provide a group of products, called Com-Guard-TM-, to provide users of personal computers with (1) internet security,
(2) file security, and (3) internal facility security.

         The Com-Guard-TM- system monitors a computer or network and detects, through proprietary software and hardware, unauthorized attempts to use, tamper with, or remove data or equipment. The system is designed to generate an alarm, which can be sent to any receiving device, including pagers, telephones, other computers, etc.

         The market for Com-Guard-TM- consists of individual users and industry. The popularity of the internet has created a need for both data security and access limitations. Limiting access to sensitive and/or confidential files has grown to be a need for all users of microcomputers.

         Home automation, including systems to provide "internal" security to certain areas of a home or office, represents an additional market for Com-Guard-TM-. The system, installed in a PC, has the ability to function as an


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internal home security system, controlling a series of sensors to protect against theft and intrusion, child safety, etc.

         We believe competition to Com-Guard-TM- is limited and most data security products are more costly. In contrast, Com-Guard-TM- will be sold (in various configurations) from less than $150 to $200 retail.

         The Company is managed by experienced individuals who have worked in the microcomputer industry for many years.

THE PRODUCT

         Com-Guard(TM) is a PC-based hardware/software system. It provides features to provide security for computers, networks, and home/office environments.

PROTECTION FROM COMPUTER TAMPERING AND THEFT: Over $8 billion of computers are stolen annually. Com-Guard-TM- provides an internal sensor in the computer, which enables an alarm to inform the user of any movement of the system. The system can be enabled remotely with a "clicker" device similar to that used in automobiles, which can be carried on a key chain.

PROTECTION OF VALUABLE PC COMPONENTS FROM TAMPERING AND THEFT: While billions are lost annually due to theft of computers, substantial theft is attributable to tampering and theft of components, such as mice, memory, disk drives, keyboards, etc. The Com-Guard-TM- system detects any vibration of the system, and provides a warning alert to the owner of the system.

PREVENT UNAUTHORIZED ACCESS TO PC: Unauthorized access to a PC can range from children logging onto internet sites without parental knowledge or permission, to office co-workers accessing confidential and sensitive files from a PC without the user's knowledge or consent. Com-Guard-TM- software allows the user to lock out certain applications, directories, and/or files. Additionally, Com-Guard-TM- provides a log of all attempts at unauthorized access.

INTERNAL HOME/OFFICE SECURITY FEATURES: Com-Guard-TM-, through interconnected sensors (heat, motion, video, etc.) can serve as a central internal security system. The same alarm capabilities and event logging features of the basic PC security system are enabled in an environment that protects the entire environment. The end user can connect a motion detector, video camera or other security products that will be provided by the Registrant, to the connectors on the back of the Com-Guard hardware.


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


BATTERY BACKUP: In the event of power failure or deliberate disconnection of the computer, Com-Guard-TM- continues to operate with its own battery backup on the computer hardware.

REMOTE NOTIFICATION: Com-Guard-TM- alarm signals can be routed to remote devices such as pagers and telephones.

         Com-Guard-TM- will be offered in several configurations (and initial pricing) depending upon the need of the individual customer. Com-Guard-TM- will consist of three products with three different pricing structures. (1) Com-Guard-TM- local version hardware and Soft-Guard software, $149.95, (2) Com-Guard-TM- network version - Com-Guard-TM- hardware, Soft-Guard and the network client/server software - $249.95, (3) Soft-Guard - software only, $19.95, (4) Web-Guard - a software package to provide limiting access to the browser will be free.

THE MARKET

         The U.S. personal computer industry consists of thousands of computer manufacturers, assemblers, OEMs, and peripheral/parts producers. Their products are sold and supported by a variety of distributors, resellers, systems integrators, retail merchants, and service companies. Saturating markets and increasing competition is forcing vendors to seek new users in homes, small businesses and classrooms with revamped marketing strategies and lower cost computers. The information on the size of the PC Computer Industry and network market is considered pertinent because the Registrant cannot sell and install a Com-Guard-TM- board and its related software unless there are Personal Computers that are installed.

         Shipments of personal computers (including desktops, network servers, and portables) exceeded 25 million in 1996, while revenues were over $60 billion, according to Dataquest. This included computers manufactured in the United States by domestic and foreign firms, plus imported systems. PCs with Pentium processors represented over 70 percent of shipments. In 1996, the U.S. installed base of personal computers grew to 85 million units.

         According to recent research, market growth in the 10 to 20 percent range will continue into the new century, with annual unit shipments approaching 60 million by the year 2002. By this time, computer use in the United States will be substantially more pervasive, especially in homes and educational institutions, and will impact more human activities. Consumer sales will define the market as telecommuting, electronic commerce, digital home "infotainment" systems, and Internet access attain high levels of


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market penetration. There will be more types of computers, from single use to multi-purpose devices, networks will be all encompassing (including in the home), and the use of portable and wireless technologies will be widespread.

         With the exception of anticipated growth in sales via electronic commerce (the Internet, TV shopping networks, etc.), there should be minimal shifts in market share among the various distribution channels. The outlets with the highest projected growth through 2000 are the large computer, office product, and consumer electronics superstores. These large retailers will focus on providing more product support and services to their customers. Direct response and mail order sales are also expected to do well. The channels that may be most negatively affected by current trends toward consolidating marketing and selling at the national level will be small operations, like computer specialty stores and VARs, which will lose market clout.

         Major vendors are beginning to target small businesses, which form the least penetrated, fastest growing business sector. Market drivers include the improved availability of PCs in consumer outlets at attractive prices and new efforts by major vendors to address the problems faced by these companies, most of which have limited resources and technical know-how. Sales to the more than 6 million firms with less than 100 employees in the United States constitute the largest share of shipments to the business sector, rising to an estimated 42 percent by the year 2000. The small business sector represents more than 60 percent of business employees.

         Sales to the nation's 100 million U.S. households jumped dramatically in 1994 and 1995. Growth during this period averaged 30 percent per year. Besides price, this sector is driven by growth in telecommuting and home businesses, improved consumer software, and more recently, the popularity of the Internet and online information services. Vendors are beginning to base computer designs on consumer preferences and needs and to promote these features, rather than solely pushing technology and performance. About 35 percent of the 100 million U.S. households owned personal computers in 1996, while one-fourth of all PC households had multiple computers.

         Sales of PCs to educational institutions in the United States during 1996 exceeded 1.8 million units, about 8 percent of total shipments for the year. Although there is a high number of PCs in the computer labs and libraries of K-12 schools, personal computers have not yet visibly penetrated the classroom for instructional purposes. Additional funding, more curriculum-based software, lower prices, and intensified training and technical awareness among teachers and administrators should lead to greater growth in this sector.

         National, state and local governments are a small but growing market segment, representing about 8 percent of total units shipped in 1996 and 10 percent of server sales, according to Dataquest. Unit shipments exceeded 1.9 million and were valued over $4.3 billion. There is an estimated installed base of over 3 million PCs in the Federal Government, over 90 percent of which are connected to LANs. Future demand at all levels of government will be stimulated by greater emphasis on enhancing employee productivity and the ongoing modernization of government programs.

         Networking is having an increasingly profound effect on the PC industry, from local area networks (LANs) and wide area networks to the Internet and intranets. Over half of the business PCs in the United States are now connected via a LAN and 80 percent of all organizations with more than 100 employees have a LAN installed according to International Data Corporation ("IDC"). Networking and client/server technologies have enabled the personal computer to play a greater role in mission-critical business functions, which expands its value to companies and reduces the status of legacy mainframe and midrange systems. LAN functions are graduating from traditional print sharing, file transfer, and e-mail uses to transaction processing, management support, and Internet access applications. Users are also seeking to link LANs to wider areas to accommodate regional offices and to provide remote access to home workers.

         Like multimedia in the early 1990s, the Internet is creating a revolution in the way PCs are used in organizations and households. In 1996 the number of Internet users worldwide was estimated at 50 million, and the number has been growing exponentially. In 1999, there were approximately 100 million users. After traditional business applications, the Internet could historically be the biggest driver of PC sales, especially in the home, as the World Wide Web takes on more electronic commerce and consumer applications. Since the Internet is a global phenomenon, demand for PCs and network servers will be stimulated in all regions. Although the United States accounts for about two-thirds of the over 13 million host computers on the Internet, other countries are creating sites at a fast pace, led by Japan and Western Europe. Organization-specific intranets are also gaining popularity. It has been estimated that over 90 percent of Fortune 1000 companies have either established or plan to establish an intranet. These are closed or tightly controlled networks within the Internet that are used for e-mail, information dissemination, and other business functions.

         According to Dataquest, the global market for personal computers exceeded $168 billion in 1996. Unit shipments grew to more than 70 million, feeding an installed base of over 228 million machines. The largest national markets were the United States (36 percent of global shipments) and Japan (11 percent), followed by the major Western European countries. Regionally, North America represented 39 percent of the world market, Western Europe, 23 percent, and Asia, most of the rest.

         Sources used in the above analysis are: Dataquest.
(http://www.dataquest.com); and IDC., (http://www.idcresearch.com).

         Increased use of the internet and of enterprise-wide internal networks increases the complexity of the IT environment, which requires the use of IT security tools. Some of the tools used most often for network and data security have been commercially available for over a decade. Newer technologies - those moving away from standard hardware and software password protection - are now being introduced to the marketplace.

         A recent IDC survey of businesses revealed that security is of paramount concern in the enterprise. Increased use of the internet and corporate growth are among the most significant business drivers for adding security; and there was little evidence that these pressures would change over the next several years.

         The IDC survey also covered the priority given by respondents to securing assets. Other than virus protection, which has been addressed by dozens of products over the past few years, the most important concern was corruption of data and unwanted disclosure of data.

         Finally, the IDC report indicated a general dissatisfaction with the usability and integration of current security technologies, which represents an opportunity for Com-Guard-TM- and associated technologies. Further, IDC found price expectations to be in the $50 per user range for basic security, which falls within the strategic plan for the Registrant.

BUSINESS STRATEGY

         The Registrant's fundamental strategy is to position its Com-Guard-TM-product as a preferable method of PC security to end-users, businesses, and institutions worldwide.

         Prior to the Registrant acquiring the worldwide rights to the product, Kyungki System Co. Ltd. had sold over 5,000 units of an earlier version of Com-Guard-TM-.

         Production of the product and inventory procurement have been arranged with the original Korean developer/manufacturer. The Korean developer/manufacturer will be used to manufacture the Com-guard-TM- product, assuming that price and delivery will be agreed to by both parties. Management believes that its costs will remain competitive with alternative sources of supply. In any case, the Registrant does not, at this time, plan to build its own manufacturing capability and will continue to outsource Com-Guard-TM-inventories. The principal supplier as mentioned, will be Kyungki System Ltd, Inc. The Company believes that there are many contract manufacturing companies that would bid on manufacturing the Com-guard-TM- product.

         End-user marketing will focus on providing a limited version of the product over the Registrant's internet site. In this way, the product is exposed to a broad sector of the market that would match the profile of our consumer. Customers could order broadened feature sets of the product direct from the Registrant, or from resellers, who might stock the product in stores.

         Com-Guard-TM- will be made available to selected resellers either as a branded product or under private-label arrangements. The product would be merchandised for sale with new computer systems or as an add-on product to existing PC owners. The Registrant intends to use standard distribution such as major distributors, speciality distributors in the enterprise area and computer resellers located throughout the United States.

         The Registrant's sales force will be responsible for selling direct to business and commercial accounts' principally Fortune 1000 companies whose needs for the product have been validated by the research.

         The Registrant will plan and execute an integrated advertising public relations campaign to promote Com-Guard-TM-, including participation in trade shows and seminars, and frequent use of consumer and trade publications.

         Neither the Registrant or anyone acting on behalf of the Registrant at this time will be taking affirmative steps to request or encourage any broker-dealer to act as a market-maker for the Registrant's securities.

COMPETITION

         While many security products for the PC are available, most are either inadequate or too costly for general consumption and use. Most products are either costly "firewall" systems for internet management, or software products that rely on complex encryption technologies or password

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protection, which has proven both cumbersome and inadequate. Furthermore, existing technologies do not combine the features of data security as well as theft protection; and no PC product combines the features of Com-Guard-TM- along with an interior security system (for home or office).

         Firewall products are designed to keep out potential intruders and encryption products are used to scramble or otherwise render data "unreadable." Com-Guard-TM- was designed to detect an intrusion and notify the owners. The Soft-Guard product coupled with Com-Guard-TM- will detect unauthorized use, report the intrusion and prevent the unauthorized intruder from accessing data in the Com-Guard-TM- protected area, using Soft-Guard.

         Consequently, the Registrant believes that Com-Guard-TM- is well-positioned in features and price, which can provide it a competitive position in a market of considerable size.

         The Registrant's management has extensive experience in outsourcing computer hardware products and believes that there is a lot of competition for manufacturing computer related hardware boards. The components for Com-Guard-TM-are widely available from multiple manufactures.

         Companies generally compete by advertising product features and having products tested by independent product reviewers and testing companies. The Company will pursue these avenues for competing with their products.

INTELLECTUAL PROPERTY

         The Registrant has a patent in the United States (Application number 09/030,993), which covers the implementation of Com-Guard-TM- hardware. Copyright applications will be filed on all software developed for the system. The Intellectual Property covers the use of a hardware board which has a device to determine when the computer had been moved or tampered with. The Company has spent $360,000 on research and development over the last two fiscal years.

EMPLOYEES

     The Registrant employed a total of five (5) persons at January 30, 2000, of whom two were in corporate administration and finance, two in engineering and research and development, and one in sales and marketing.

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RISK FACTORS

         LACK OF OPERATIONS AND PROFITABILITY.

         The Registrant is in the development-stage and commenced pre-operating activities less than one year ago. It has no history of operations or profits in the industries in which it participates.

         UNCERTAINTY OF COMMERCIAL SUCCESS.

         Although the Registrant is optimistic about its revenue and profitability prospects, there can be no assurance of commercial success of its Com-Guard-TM- product. Furthermore, the computer industry is characterized by rapid change and growth. There can be no assurance that the Registrant will be able to keep up with the pace of technological change or fund its growth.

         COMPETITION.

         The Registrant is subject to competition from other companies that may try to emulate or compete with similar products or services. These competitors have been in the business longer than the Registrant and may have large executive and operating staffs. There can be no assurance that the Registrant's prospects will not be adversely affected by competition from these companies.

         NEED FOR ADDITIONAL FINANCING.

         The Registrant will require additional financing in order to establish profitable, ongoing operations; there is no assurance that such financing will be available or, if available, that it can be obtained on terms favorable to the Registrant.

         DEPENDENCE ON MANAGEMENT.

         The Registrant is largely dependent upon the efforts and abilities of Dr. Edward W. Savarese and there can be no assurance that the Registrant can be successful in operating the Company should the services of Dr. Savarese be unavailable. Dr. Savarese has had extensive experience in marketing, sales and financing. He has managed for Hewlett-Packard and has extensive contacts in the computer industry.

         DIVIDENDS.

         The Registrant has never paid a cash dividend on its common stock. The Registrant is not obligated to pay a dividend on the shares being registered hereby, nor does it anticipate payment of any dividends for the

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foreseeable future. The Registrant anticipates retaining its earnings to finance its operations, growth, and expansion.

         NO ASSURANCE OF PUBLIC MARKET; POTENTIAL VOLATILITY OF STOCK PRICE.

         There currently is no public trading market for the Registrant's common stock. There can be no assurance that an active public trading market can be established or sustained. Furthermore, if a public market for the common stock is established, the shares could be subject to significant fluctuations in response to operating results and other factors, many of which are not within the control of the Registrant.

         DEPENDENCE ON PROPRIETARY TECHNOLOGY; RISKS OF THIRD PARTY INFRINGEMENT CLAIMS.

         Although the Registrant has received patent protection, there can be no assurance that the Registrant's measures to protect its current proprietary rights will be adequate to prevent misappropriation of such rights or that the Registrant's competitors will not independently develop or patent technologies that are substantially equivalent to or superior to the Registrant's technologies. Additionally, although the Registrant believes that its products and technologies do not infringe upon the proprietary rights of any third parties, there can be no assurance that third parties will not assert infringement claims against products and technologies which the Registrant licenses, or has the rights to use, from third parties. Any such claims, if proved, could materially and adversely affect the Registrant's business and results of operations. In addition, though any such claims may ultimately prove to be without merit, the necessary management attention to, and legal costs associated with litigation or other resolution of such claims could materially and adversely affect the Registrant's business and results of operations.

         YEAR 2000 SOFTWARE COMPLIANCE.

         The Company is aware of the issues associated with the programming code in existing computer systems related to the year 2000. The "year 2000 problem" is pervasive and complex as virtually every computer operation will be affected in some way by the rollover of the two-digit year value to 00. The issue is whether computer systems will properly recognize date sensitive information when the year changes to 2000. Systems that do not properly recognize such information could generate erroneous data or cause a system to fail.

         Additionally, if the Company, its customers, vendors or others with whom it does significant business are unable to resolve external processing

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issues in a timely manner, it could result in material adverse effect on the
Company.

         The Company has performed an analysis of all of its products and has determined that all such products are year 2000 compliant. In the event a modification is required to a software driver to accommodate year 2000 modifications instituted by a manufacturer of a software package, computer platform or operating system that the Company is currently supporting, the Company currently plans to update that driver free-of-charge and make it available to customers for down-loading from the Internet.

         As of April 7, 2000, no problems with respect to the Year 2000 software compliance have surfaced and/or been reported to the Registrant.

REPORTS TO SECURITY HOLDERS

         The Registrant has decided to file the Form 10-SB and has done so in order to get wide access to the public and the public markets to raise money in the future, to assist in Research and Development and the distribution of its products.

         The Registrant is not now fully reporting, but plans to make annual audited financial statements available to its shareholders. This Registration Statement will be automatically effective as of 60 days from the date of filing and consequently, the Registrant will be required to file annual reports in accordance with the Securities Exchange Act of 1934.

         The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is (http://www.sec.gov). The Registrant's Internet address is www.com-guard.com.

ITEM 2.         MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         Planned principal operations of the Registrant have not yet commenced, and activities to date have been limited to forming the Company, assembling a management and consultant team, identifying markets, developing products, and obtaining initial capitalization. The Registrant has not had revenues from operations to date. Accordingly, the

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financial information furnished with this registration statement is limited in scope.

         Since the inception on October 7, 1998 through June 30, 1999, the Registrant had income of $3,028 from interest. Costs and expenses were $595,715, including $360,000 in purchased research and development. For the six-month period ended December 31, 1999, the Company had interest income of $1,850. Costs and expenses for the six-month period ended December 31, 1999 were $257,755.

         Subsequent to June 30, 1999, the Registrant purchased 6,000 units of Com-Guard-TM- or $624,000 of inventory which more than fulfilled its financial commitment to purchase $350,000 of inventory. Its lease of the operating facilities, which runs through November 2001 is at a monthly cost of $1,466.

         At June 30, 1999, the Registrant had working capital of $286,865, which included $221,285 in cash. Management is seeking additional equity financing to fund planned operations. At December 31, 1999, the Company's working capital was $651,361, which included $3,070 in cash and $624,000 in inventory. The increase in working capital is primarily attributable to the sale of common stock totaling $626,500 less net operating expenses of $255,905 and capital expenditures of $9,820 during the six-month period ended December 31, 1999.

         The Registrant periodically advances monies to its employees to cover travel and subsistence costs. At December 31, 1999, the Registrant had advanced the President $35,616 for costs related to both international and domestic business trips. Additionally, the President elected to forego a salary during the pre-operating stage. At December 31, 1999, the Registrant had loaned the President $50,000 for personal living expenses. The loan is non-interest bearing and will be repaid when operations commence and the President begins receiving compensation for his services.

         For the period from inception to June 30, 1999, the Registrant had a net loss of $592,687; a loss of $0.07 per common share. The net loss for the six-month period ended December 31, 1999 was $255,905; a net loss of $0.01 per common share. The Company has had net losses totaling $848,592 for the period October 7, 1998 (date of inception) to December 31, 1999; $0.10 per common share.

PLAN OF OPERATION.

         The Registrant expects to begin marketing its Com-Guard-TM- product in the first quarter of the year 2000. Cash on hand at December 31, 1999,

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together with the proceeds from $200,000 in convertible notes obtained in early
2000, should be sufficient to cover the initial sales and marketing process through June 30, 2000. The Registrant will likely need to raise a minimum of $250,000 in additional capital through December 31, 2000, in order to expand operations, which will include the addition of employees, and expanded advertising and promotion of its products. The Registrant's viability is contingent upon its ability to raise additional funds to support its sales and marketing operations. There is no assurance the Company will obtain additional financing on terms it deems acceptable.

         The implementation and expansion of the Registrant's business will require a commitment of substantial funds. Additional funding will be required in the future to satisfy capital requirements for the Registrant. Issuing additional equity will result in dilution to the existing shareholders. If adequate funds are not available, the Registrant's business could be adversely affected since internally generated funds are not expected to be sufficient to fund the Registrant's expansion needs in the near-term. At present, there are no funds committed to the Registrant, and no offer for equity or debt financing is imminent.

         The market for personal computer products and services is characterized by rapidly changing technology, frequent introductions of new products, and evolving industry standards, which result in product obsolescence and short product life cycles. Accordingly, the Registrant's success is dependent upon its ability to anticipate technological changes in the industry and to continually identify, obtain, and successfully market new products and services that satisfy evolving technologies, customer preferences, and industry requirements within the markets in which the Registrant operates.

         There can be no assurance that competitors will not market products and services that have certain competitive advantages over those of the Registrant. Furthermore, the markets for the Registrant's products may be particularly volatile due to the changing nature of personal computer usage and purchasing habits. The internet is changing the way technology and technology markets are developing and sufficient data and market studies are not available for any thorough analysis in determining the long-term viability of the Registrant's business plan. The Registrant will rely on the experiences of its management team to make strategic decisions with respect to its operations. The lack of clear and reliable market information dramatically increases the risks of the Registrant in making correct market assumptions.

         In January 1999, the Registrant acquired the rights to certain technology for its Com-Guard-TM- product from Kyungki System Co., Ltd., a Korean corporation. This acquisition included the copyrights, trademarks, patents, object codes, source codes, enhancements and updates. The Registrant has hired engineering personnel and consultants to further develop the technology and to prepare Com-Guard-TM- for market.

         In particular, the Registrant has engaged a very seasoned and experienced consultant in the area of microcomputers to assist the Registrant. More specifically, Woo Young Kim was instrumental in introducing Com-Guard-TM-to the Registrant and facilitated the acquisition of this technology. Mr. Kim has continued to assist the Registrant with respect to the production and marketing of its products.

         The dynamic nature of the personal computer market will require additional investment by the Registrant in research and development. In order to be competitive in the near-term and in the foreseeable future, the Registrant will be required to continue to upgrade its existing products and to develop new products. Such activities will require substantial additional capital to provide for engineering personnel and infrastructure, including the potential need for additional facilities and equipment. At present, the Registrant is focused primarily on the introduction and technical support of its first products. It will continue to evaluate its needs related to future research and development activities.

         There are no known trends, events, or uncertainties, other than those discussed above, that have had or are reasonably expected to have a material impact on the net sales or other revenues from continuing operations of the Registrant.

         Seasonality is not expected to have a material effect on the financial condition or results of operations of the Registrant.

         Other than those discussed above, the Registrant is unaware of any material events and uncertainties that would cause its reported financial information not to be indicative of future operating results or of its future financial condition. The Registrant's cost of goods and labor, now and in the future, is somewhat predictable and anticipated periodic increases in such costs are not expected to have a material adverse effect on operations.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS.

         Certain statements contained in this report regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, competition, the demand for the Registrant's products, and other factors identified from time to time in the Registrant's filings with the Securities and Exchange Commission. The Registrant urges readers to review the risk factors listing in this report.

         The Registrant undertakes no obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

ITEM 3.         DESCRIPTION OF PROPERTY

         The Company occupies approximately 1,800 square feet of space in a facility located at 2075 Corte del Nogal, Suite B, Carlsbad, CA 92002, at a monthly rental rate of $1,466. The lease expires on November 30, 2001. Monthly rental on this facility is subject to annual rent adjustments based on the Consumer Price Index (CPI). The Company owns no real property.

ITEM 4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

         The following table sets forth information as to the shares of common stock owned as of January 31, 2000. Unless otherwise indicated in the footnotes below on the table as subject to community property laws, where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

         1. Each person who in so far as the Registrant has been able to ascertain beneficially owns more than five percent (5%) of the outstanding shares of the Registrant.

         2. Each director.

         3. Each of the officers names in the summary compensation table.

         4. All of the directors and officers as a group.


                               NAME AND                              AMOUNT AND
  TITLE OF              ADDRESS OF BENEFICIAL                  NATURE OF BENEFICIAL               PERCENT OF
   CLASS                        OWNER                                  OWNER                         CLASS
-----------           --------------------------               ----------------------           --------------
1. Common             Edward W. Savarese (1)                             5,200,000                      57.5%
                      2003 Caracol Court
                      Carlsbad, CA 92009

2. Common             Edward H. Currie (2)                                  75,000                       0.8%
                      6-57 158th Street
                      Whitestone, NY 11357

3. Common             Directors and Officers as a                        5,275,000                      58.3%
                      group



(1) THIS OFFICER AND DIRECTOR HAS THE RIGHT TO ACQUIRE A TOTAL OF 500,000 ADDITIONAL SHARES WITHIN 60 DAYS.

(2) THIS DIRECTOR HAS THE RIGHT TO ACQUIRE A TOTAL OF 50,000 ADDITIONAL SHARES WITHIN 60 DAYS.


ITEM 5.         DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS


NAME                               AGE        POSITION                                 TERM                SERVED
----                               ---        --------                                 ----                ------
Edward W.                          53         President and Chief                      Annual              Inception
Savarese                                      Executive Officer
Edward H. Currie                   50         Director                                 Annual              June 25,
                                                                                                           1999


         Dr. Edward W. Savarese is the founder of the Company and has been a director and Chairman of the Board of Directors since its inception. He held the position of Chief Executive Officer of Imaging Technologies Corporation (formerly Personal Computer Products, Inc.) from 1982 to 1998. From 1981 to 1982, he was director of sales for SofTech Microsystems. His responsibilities included establishing and supervising an international sales organization for marketing a microcomputer operating system. From 1978 to 1981, Dr. Savarese was employed by Hewlett Packard Company, first as a sales representative for computer products, and later as district sales manager supervising a sales force in the marketing of mini- and microcomputers. Dr. Savarese holds a Doctorate degree from Columbia University, Teacher's College, with specialization in educational technology and software and systems design. He also holds a Master of Science in administration and management from Pace University.

         Dr. Edward H. Currie has been a director of the Company since June 25, 1999. He has more than twenty years of senior management experience in domestic and international microcomputer-related software publishing and hardware manufacturing. Since 1988, Dr. Currie has been president and chief executive officer of ImageSoft, Inc., an international software publisher. From 1981 to 1988, he was chairman, president, and chief executive officer of Lifeboat, a software publishing company. From 1978 to 1981, Dr. Currie served as vice president of product management for the Microsystems Division of Pertec Computer Corp., a supplier of magnetic tape storage devices and microcomputer peripherals. From 1975 to 1978, he was Executive Vice President and General Manager for MITS, the creator of the first microcomputer personal computer, which was subsequently acquired by Pertec. Dr. Currie is a co-founder of PC Magazine, the largest circulation magazine on the personal computer. He also is the founder of C++ Journal and publisher of The PostScript Journal. He has published many articles, including technical articles in U.S. and international trade magazines. He holds BSEE, MS Physics, and Ph.D. Physics from the University of Miami.

         Dr. Savarese will be employed on a full time basis for the Registrant. Mr. Currie will be employed on a part time as needed basis.

ITEM 6.         EXECUTIVE COMPENSATION

         There has been no executive or director who has received compensation in excess of $100,000 since the incorporation date of the Registrant. Dr. Savarese currently receives an annual salary of $60,000.

         The Registrant has no agreements with its directors for the payment of director fees. No officer of the Registrant has an employment agreement with the Registrant.

         OFFICER SHARE OPTIONS VALUE


                                                 Option/SAR Values
--------------------------------------------------------------------------------------------------------------------
  Name                          Shares            Value                Number of                    Value of
                               Acquired          Realized              Securities               Unexercised In-
                             on Exercise                               Underlying                  the-Money
                                                                      Unexercised               Options/SARs at
                                                                    Options/SARs at                  FY-End
                                                                         FY-End
--------------------------------------------------------------------------------------------------------------------
  Edward W.                      -0-               -0-                500,000 (1)                 $ 10,000.00
  Savarese
--------------------------------------------------------------------------------------------------------------------
  Edward H.                      -0-               -0-                 50,000 (1)                 $  1,000.00
  Currie
--------------------------------------------------------------------------------------------------------------------


(1) THESE OPTIONS ARE EXERCISABLE NO LATER THAN JUNE 30, 2004 AT A PRICE OF $.02 PER SHARE. THE SECURITIES UNDERLYING THE UNEXERCISED OPTIONS ARE EXERCISABLE.

ITEM 7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

         The Registrant periodically advances monies to its employees to cover travel and subsistence costs. At December 31, 1999, the Registrant had advanced the President $35,616 for costs related to both international and domestic trips. Additionally, the President elected to forego a salary during the pre-operating stage. At December 31, 1999, the Registrant had loaned the President $50,000 for personal living expenses. The loan is non-interest bearing and will be repaid when operations commence and the President begins receiving compensation for his services.

ITEM 8.         DESCRIPTION OF SECURITIES.

         (a) COMMON STOCK: At January 31, 2000, the Registrant had 9,571,000 shares of the common stock outstanding. The Registrant's Articles of Incorporation, filed October 7, 1998 authorized the issuance of up to 100,000,000 of the Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

         In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

         (b) PREFERRED STOCK: The Registrant is also authorized to issue preferred stock from time to time. The Registrant's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. At this time the Registrant has not issued any preferred stock.

         (c) POSSIBLE CLASSIFICATION OF REGISTRANT'S SECURITIES AS A "PENNY STOCK." By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

         Still further, with respect to the trading of penny stocks, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

         Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

         Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

         Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

         However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock."



                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

MARKET INFORMATION.

         There is no public trading market for the Registrant's common stock. As of January 31, 2000 there were 9,571,000 of shares of the Registrant's common stock issued and outstanding. As of the date of this filing, none of the unissued shares of the Registrant's common stock are available for sale pursuant to Rule 144 under the Securities Act. There are 1,605,000 of shares of common stock reserved for outstanding options and warrants to purchase common stock.

HOLDERS.

         The Registrant has approximately 65 common stock shareholders.

DIVIDENDS.

         The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

ITEM 2.       LEGAL PROCEEDINGS.

         The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

ITEM 3.         CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.

         None.

ITEM 4.         RECENT SALES OF UNREGISTERED SECURITIES.

         (a) RECENT SALES: The Registrant had the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

         1. On October 7, 1998, 5,000,000 shares of common stock were issued for a total offering of $10,000.

         2. On November 13, 1998, 700,000 shares of common stock at $.02 per share were issued in lieu of a cash payment for salary or services.

         3. On November 13, 1998, 1,740,000 shares of common stock at $.02 per share were issued for a total offering of $34,800.

         4. From November 25, 1998 through January 14, 1999, 540,000 shares of common stock at $.20 per share were issued pursuant to a Regulation D, Rule 504 Offering for a total offering of $108,000.

         5. On January 4, 1999, a total of 25,000 common shares at $.20 per share were issued as and for consulting services.

         6. On January 14, 1999 through February 26, 1999, a total of 250,000 shares of common stock at $.20 per share were issued pursuant to a Regulation D, Rule 504 Offering for a total offering of $50,000. Included as part of these 250,000 shares were 100,000 shares issued to Woo Young Kim as the initial payment for his consulting services. Also included as part of these same 250,000 shares were a total of 150,000 shares issued to Kyungki System Co. Ltd. as the initial payment for the Com-Guard proprietary technology.

         7. On January 15, 1999, a total of 50,000 shares of common stock at $.50 per share were issued for a total offering of $25,000.

                From January 20, 1999 through February 26, 2000, a total of 275,000 shares of common stock at $.50 per share were issued pursuant to a Regulation D, Rule 504 Offering for a total offering of $137,500.

         9. From April 2, 1999 through April 5, 1999, a total of 504,500 shares of common stock at $1.00 per share were issued pursuant to Regulation D, Rule 504 Offering for a total offering of $504,500. Included as part of these 504,500 shares were 300,000 shares issued to Woo Young Kim for the remaining payment for his consulting services. Also included as part of these same 504,500 shares were 10,000 shares issued to Kyungki System Co. Ltd. for the remaining payment for the Com- Guard proprietary technology.

         10. From April 12, 1999 through October 10, 1999, a total of 116,500 shares of common stock at $1.00 per share were issued for a total offering of $116,500.

         11. From November 11, 1999 through November 24, 1999, a total of 70,000 shares of common stock at $1.00 per share were issued for a total offering of $70,000.

         12. On December 24,1999, a total of 300,000 shares of common stock at $1.50 per share were issued for a total offering of $450,000.

         (b) EXEMPTIONS FROM REGISTRATION: With respect to the issuance of the 540,000 common shares listed at Item 4(a)4, the 250,000 shares listed at Item 4(a)6, the 275,000 common shares listed at Item 4(a)8 and the 504,500 common share listed at Item 4(a)9, such issuances were made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 78.3784, 78.3785 and 78.3791 (collectively the
"Nevada Statutes").

         With respect to the issuance of the 5,000,000 common shares listed at
Item 4(a)1, the 700,000 common shares listed at Item 4(a)2, the 1,740,000 common shares listed at Item 4(a)3, the 25,000 common shares listed at Item 4(a)5, the 50,000 common shares listed at Item 4(a)7, the 116,500 common shares listed at
Item 4(a)10, the 70,000 common shares listed at Item 4(a)11, and the 300,000 shares listed at Item 4(a)12, such issuances were made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

         (c) BASIS FOR RELIANCE UPON EXEMPTION FROM REGISTRATION: The Registrant has relied upon the private placement exemptions from registration provided by
Section 4(2) of the Securities Act of 1933 as amended (the "Act") and SEC Regulation D, Rule 504 of the Act. With respect to the Rule 504 exemption, this type of offering is available to issuers who are not reporting companies, investment companies or "blank check" companies. Accordingly, this offering was available to the Registrant. A further requirement is that the offering may not exceed $1,000,000 in any twelve
(12) month period. There is no limitation on the number of purchasers nor is there a requirement that such purchasers be accredited investors. All of the shares issued pursuant to Rule 504 offering satisfied these requirements.

         Those shares not issued pursuant to Rule 504 were issued pursuant to
Section 4(2) of the Act which exempts from registration transactions by an issuer not involving a public offering. This offering exemption is available to any issuer but prohibits general solicitation or advertising. Prospective purchasers must have access to information about the issuer. The Registrant utilized this Section 4(2) exemption by providing prospective purchasers with such sufficient information and required that all such purchasers be financially sophisticated; have a certain net worth and have the ability to bear the risk of loss of their respective investments.

         In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement, a Consulting Agreement, a Technology Purchase Agreement or a Share Purchase Agreement, with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

         1. That they had the ability to bear the economic risks of investing in the shares of the Registrant.

         2. That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

         3. That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

         4. That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

ITEM 5.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

         The Registrant's Articles of Incorporation and Bylaws limit the liability of its directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for
(i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.



                                    PART F/S

         The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B.


                              FINANCIAL STATEMENTS



             NO.                    DESCRIPTION
             ---                    -----------
             FS-1                   Com-Guard.Com, Inc. Balance Sheet as of June 30,
                                    1999 and December 31, 1999.

             FS-2 Com-Guard.Com, Inc. Statement of Operations from October 7, 1998 (Inception) to June 30,
                                    1999, from Six Months Ended December 31,
                                    1999 and from October 7, 1998 (Inception) to
                                    December 31, 1999.

             FS-3                   Com-Guard.Com, Inc. Statement of Changes in
                                    Stockholders' Equity from October 7, 1998 to
                                    June 30, 1999 and June 30, 1999 to December
                                    31, 1999.

             FS-4 Com-Guard.Com, Inc. Statement of Cash Flows from October 7, 1998 (Inception) to June 30,
                                    1999 for Six Months Ended December 31, 1999 and from October 7, 1998 (Inception) to
                                    December 31, 1999.


                                    PART III


ITEM 1.      INDEX TO EXHIBITS.


         The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.



ITEM 2.      DESCRIPTION OF EXHIBITS.


         The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6 and 7 as required by Part III of Form 1-A:




             EXHIBIT NO.                         DESCRIPTION
             -----------                         -----------
                2                                CHARTER AND BY-LAWS

                      2.1*                       Certificate of Amendment of Articles of
                                                 Incorporation of e-World Security, Inc.
                                                 changing name to "COM-GUARD.COM,
                                                 INC".

                      2.2*                       Articles of Incorporation of e-World
                                                 Security, Inc.

                      2.3*                       By-Laws of e-World Security, Inc.

                3. NONE                          INSTRUMENTS DEFINING THE RIGHTS OF SECURITY
                                                 HOLDERS

                5. NONE                          VOTING TRUST AGREEMENTS

                6.                               MATERIAL CONTRACTS

                      6.1*                       Technology Purchase Agreement

                      6.2*                       Consulting Agreement

                7. NONE                          MATERIAL FOREIGN PATENTS

                27*                              FINANCIAL DATA SCHEDULE



* Previously filed.

                                   SIGNATURES

         In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            COM-GUARD.COM, INC.





Date: April 11, 2000                        BY: /s/ Edward W. Savarese
                                               ------------------------------
                                                EDWARD W. SAVARESE
                                                President

                               COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)

                        INDEPENDENT AUDITORS' REPORT AND
                              FINANCIAL STATEMENTS
                        FROM INCEPTION (OCTOBER 7, 1998)
                              THROUGH JUNE 30, 1999

                               COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
                                TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                                        PAGE
Independent Auditors' Report.......................................................................      F-1

Audited Financial Statements:

    Balance Sheet..................................................................................      F-2

    Statement of Income............................................................................      F-3

    Statement of Changes in Stockholders' Equity...................................................      F-4

    Statement of Cash Flows........................................................................      F-5

    Notes to Financial Statements..................................................................     F-6-8


                          INDEPENDENT AUDITORS' REPORT


Board of Directors
COM-GUARD.COM, INC.

We have audited the accompanying balance sheet of COM-GUARD.COM, INC. (a Nevada corporation) as of June 30, 1999 and the related statements of operations, stockholders' equity and cash flows from Inception (October 7, 1998) through June 30, 1999. These statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of COM-GUARD.COM, INC. as of June 30, 1999 and the results of its operations and cash flows from Inception (October 7, 1998) through June 30, 1999, in conformity with generally accepted accounting principles.



STRABALA, RAMIREZ & ASSOCIATES, INC.



January 10, 2000
Irvine, California

                              COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
--------------------------------------------------------------------------------

                                  BALANCE SHEET


                                                                        JUNE 30, 1999      DECEMBER 31, 1999
 ASSETS                                                                                       (UNAUDITED)
 Current assets
     Cash and cash equivalents                                      $        221,285       $         3,070
     Vendor advance to purchase inventory                                     50,000                     -
     Stockholder loans and advances                                           25,000                85,616
     Inventory                                                                                     624,000
     Prepaid expenses                                                          2,500                     -
                                                                    -----------------      ----------------
         Total current assets                                                298,785               712,686
                                                                    -----------------      ----------------
 Fixed assets
     Furniture and equipment                                                  20,844                30,664
     Accumulated depreciation                                                 (1,596)               (5,317)
                                                                    -----------------      ----------------
         Furniture and equipment, net                                         19,248                25,347
                                                                    -----------------      ----------------
                                                                    $        318,033       $       738,033
                                                                    =================      ================


 LIABILITIES AND STOCKHOLDERS' EQUITY
 Current liabilities
     Accounts payable and accrued liabilities                       $         11,920       $        61,325
                                                                    -----------------      ----------------

 Commitments and contingencies (Note3)                                             -                     -

 Stockholders' equity
     Common stock, $.001 par value; 100,000,000 shares
       authorized; 9,094,500 and 9,571,000 shares issued
       and outstanding at June 30, and December 31, 1999                       9,095                 9,572
     Additional paid-in capital                                              889,705             1,515,728
     Accumulated deficit during development                                 (592,687)             (848,592)
                                                                    -----------------      ----------------
         Total stockholders' equity                                          306,113               676,708
                                                                    -----------------      ----------------
                                                                    $        318,033       $       738,033
                                                                    =================      ================



                       SEE NOTES TO FINANCIAL STATEMENTS.

                              COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
--------------------------------------------------------------------------------

                             STATEMENT OF OPERATIONS


                                                            OCTOBER 7, 1998                                   OCTOBER 7, 1998
                                                            (INCEPTION) TO             SIX MONTHS ENDED        (INCEPTION) TO
                                                             JUNE 30, 1999             DECEMBER 31, 1999      DECEMBER 31, 1999
                                                          ---------------------    ------------------------  --------------------
                                                                                         (UNAUDITED)               (UNAUDITED)
 Revenues
     Interest                                             $           3,028        $             1,850       $             4,878
                                                          ---------------------    ------------------------  --------------------

 Costs and expenses
     Purchased research and development                             360,000                          -                   360,000
     Consulting services                                            158,400                    162,700                   321,100
     Travel and subsistence                                          28,849                     17,728                    46,577
     Rent                                                            15,000                     13,179                    28,179
     Professional services                                           17,651                     35,000                    52,651
     Depreciation                                                     1,596                      3,721                     5,317
     Other                                                           14,219                     25,427                    39,646
                                                          ---------------------    ------------------------  --------------------
                                                                    595,715                    257,755                   853,470
                                                          ---------------------    ------------------------  --------------------

 Net loss                                                 $        (592,687)       $          (255,905)      $          (848,592)
                                                          =====================    ========================  ====================

 Net loss per share available to common stockholders
     Basic and Diluted                                    $           (0.07)       $             (0.03)      $             (0.10)

 Weight average number of common shares outstanding               7,983,917                  9,196,749                 8,479,603


                       SEE NOTES TO FINANCIAL STATEMENTS.

                              COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
--------------------------------------------------------------------------------

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY


                                                                                                 ACCUMULATED
                                                       COMMON STOCK            ADDITIONAL          DEFICIT
                                              -----------------------------      PAID-IN           DURING
                                                 SHARES         AMOUNT           CAPITAL         DEVELOPMENT          TOTAL
                                              -------------  --------------  ----------------  ----------------  ----------------
 Issuance of stock
     Cash                                        1,024,500   $       1,025   $       428,975   $             -   $       430,000

     Services                                    7,510,000           7,510           101,290                 -           108,800
     Purchase of research and development          560,000             560           359,440                 -           360,000

 Net loss                                                -               -                 -          (592,687)         (592,687)
                                              -------------  --------------  ----------------  ----------------  ----------------

 Balance, June 30, 1999                          9,094,500           9,095           889,705          (592,687)          306,113


(UNAUDITED)
     Issuance of stock for cash                    425,000             425           574,575                 -           575,000
     Issuance of stock for services                 51,500              52            51,448                 -   $        51,500
     Net loss                                            -               -                 -          (255,905)  $      (255,905)
                                              -------------  --------------  ----------------  ----------------  ----------------

     Balance, December 31, 1999                  9,571,000   $       9,572   $     1,515,728        $ (848,592)  $       676,708
                                              =============  ==============  ================  ================  ================


                       SEE NOTES TO FINANCIAL STATEMENTS.

                              COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
--------------------------------------------------------------------------------

                             STATEMENT OF CASH FLOWS


                                                           OCTOBER 7, 1998                                OCTOBER 7, 1998
                                                           (INCEPTION) TO          SIX MONTHS ENDED        (INCEPTION) TO
                                                            JUNE 30, 1999          DECEMBER 31, 1999       DECEMBER 31, 1999
                                                         --------------------   ----------------------  ----------------------
                                                                                     (UNAUDITED)             (UNAUDITED)
 Cash flows from operating activities
 Net loss                                                $       (592,687)      $         (255,905)     $         (848,592)

 Adjustments to reconcile net loss to net
   cash from operating activities
     Depreciation                                                   1,596                    3,721                   5,317
     Stock issued for services                                    108,800                   51,500                 160,300
     Stock issued for research and development                    360,000                        -                 360,000
     Changes in operating assets and liabilities
         Vendor advance                                           (50,000)                  50,000                       -
         Stockholder advances                                           -                  (35,616)                (35,616)
         Inventory                                                      -                 (624,000)               (624,000)
         Prepaid expenses                                          (2,500)                   2,500                       -
         Accounts payable and accrued liabilities                  11,920                   49,405                  61,325
                                                            --------------          ---------------         ---------------
             Net cash from operating activities                  (162,871)                (758,395)               (921,266)
                                                            --------------          ---------------         ---------------

 Cash flows from investing activities
     Stockholder loan                                             (25,000)                 (25,000)                (50,000)
     Capital expenditures                                         (20,844)                  (9,820)                (30,664)
                                                            --------------          ---------------         ---------------
             Net cash from investing activities                   (45,844)                 (34,820)                (80,664)
                                                            --------------          ---------------         ---------------

 Cash flows from financing activities
     Proceeds from issuance of stock                              430,000                  575,000               1,005,000
                                                            --------------          ---------------         ---------------

 Net increase (decrease) in cash and cash equivalents             221,285                 (218,215)                  3,070


 Cash and cash equivalents
     Beginning of period                                                -                  221,285                       -
                                                            --------------          ---------------         ---------------
     End of period                                          $     221,285           $        3,070          $        3,070
                                                            ==============          ===============         ===============

 Supplemental disclosure of cash flow information:
     Interest paid                                          $           -           $            -          $            -
     Taxes paid                                             $           -           $            -          $            -
     "Cash and cash equivalents" include cash in checking and money market accounts.


                       SEE NOTES TO FINANCIAL STATEMENTS.

                              COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
                  NOTES TO JUNE 30, 1999 FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY. The Company was formed and incorporated in the state of Nevada on October 7, 1998 as e-WORLD SECURITY, INC. On April 16, 1999 the Company changed its name to COM-GUARD.COM, INC. Planned principal operations of the Company have not yet commenced; activities to date have been limited to forming the Company, assembling a management and consultant team, identifying markets, developing products, and obtaining initial capitalization. The Company intends to sell products that afford security protection to computer hardware and software in micro computers.

ACCOUNTING ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

SHARES ISSUED IN EXCHANGE FOR SERVICES. The fair value of shares issued in exchange for services rendered to the Company was determined by the Company's officers and directors.

INVENTORY. Inventories are stated at the lower of cost (first-in, first-out) or market (unaudited).

FURNITURE AND EQUIPMENT. Furniture and equipment is stated at cost. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided on a straight-line basis over estimated useful lives (3 years).

ORGANIZATION COSTS. Organization costs of approximately $10,000 have been charged against operating income.

RESEARCH AND DEVELOPMENT. Research and development costs are expensed as incurred. Statement of Financial Accounting Standards No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed," ("FAS 86") does not materially effect the Company.

STOCK-BASED COMPENSATION. In accordance with the provisions of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," ("FAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25") and related interpretations in accounting for its employee stock option plans. Under APB 25, if the exercise price of the Company's employee stock options equals or exceeds the fair value of the underlying stock on the date of grant, no compensation is recognized. Information regarding the Company's pro forma disclosure of stock-based compensation pursuant to FAS 123 may be found in Note 5.

INCOME TAXES. The Company has made no provision for income taxes because of financial statement and tax losses since its inception. A valuation allowance has been used to offset the recognition of any deferred tax assets due to the uncertainty of future realization. The use of any tax loss carryforward benefits may also be limited as a result of changes in Company ownership.

NET LOSS PER COMMON SHARE. Basic loss per common share ("Basic EPS") excludes dilution and is computed by dividing net loss available to common shareholders (the "numerator") by the weighted average number of common shares outstanding (the "denominator") during the period. Diluted loss per common share ("Diluted EPS") is similar to the computation of Basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In addition, in computing the dilutive effect of convertible securities, the numerator is adjusted to add back the after-tax amount of interest recognized in the period associated with any convertible debt. The computation of Diluted EPS does not assume exercise or conversion of securities that would have an anti-dilutive effect on net loss per share. In 1999, all potential common shares are anti-dilutive; therefore, Basic EPS equals Diluted EPS.

                              COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
                  NOTES TO JUNE 30, 1999 FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


1.   THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


CONCENTRATION OF CREDIT RISK. The Company maintains cash and cash equivalents with a single financial institution. At June 30, 1999, the total of cash and cash equivalents exceeded the Federally insured limit by $121,285. The Company performs periodic evaluations of the relative credit standing of the financial institution. The Company has not sustained any material credit losses from these instruments.

FAIR VALUE OF FINANCIAL INSTRUMENTS. The Company considers all liquid interest-earning investments with a maturity of three months or less at the date of purchase to be cash equivalents. Short-term investments generally mature between three months and six months from the purchase date. All cash and short-term investments are classified as available for sale and are recorded at market using the specific identification method; unrealized gains and losses are reflected in other comprehensive income. Cost approximates market for all classifications of cash and short-term investments; realized and unrealized gains and losses were not material.

2.   PURCHASED RESEARCH AND DEVELOPMENT

On January 14, 1999, the Company acquired from Kyungki System Co., Ltd., a Korean corporation, the right, title, and interest to certain technology including copyrights, trademarks, patents, object codes, source codes, enhancements, and updates or other modifications and user manuals. As consideration for this acquisition of technology, the Company issued 560,000 shares of its common stock. The acquisition of technology is reflected in the accompanying financial statements as purchased research and development.


3.   COMMITMENTS AND CONTINGENCIES

GOING CONCERN CONTINGENCY. The Company has minimal capital resources presently available to meet obligations that normally can be expected to be incurred by similar companies, and with which to carry out its planned activities. These factors raise doubt about the Company's ability to continue as a going concern. Management is seeking additional equity financing to fund planned operations; management believes actions currently being taken provide the opportunity for the Company to continue as a going concern. However, there is no assurance that the Company will be able to obtain such financing. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PURCHASE COMMITMENT. On February 8, 1999, the Company issued a purchase order totaling $350,000 for inventory. The Company has advanced $50,000 to the vendor to finance production of the inventory which is reflected in the accompanying financial statements as vendor advance.

During the fiscal quarter ended December 31, 1999, the Company fulfilled its purchase commitment by purchasing inventory totaling $624,000 (unaudited).

LEASE COMMITMENT. Under the terms of a short term leasing facility with an officer and director, the Company owes $15,000 rent for the period July through December 1999. In November 1999, the Company entered into an agreement for the lease of operating facilities. The lease agreement provides for monthly payments of $1,466 through November 2001.


4.   RELATED PARTY TRANSACTIONS

ORGANIZATION COSTS. The Company issued 5,000,000 shares of stock valued at $10,000 to an officer and director for legal fees paid on behalf of the Company.

                              COM-GUARD.COM, INC.
                          (A DEVELOPMENT STAGE ENTITY)
                  NOTES TO JUNE 30, 1999 FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4.   RELATED PARTY TRANSACTIONS (CONTINUED)

CONSULTING SERVICES. The Company incurred $78,800 in fees from related parties, including an officer and director, for various consulting and administrative services. Payment was made in the form of cash ($51,800) and stock (2,725,000 shares.)

INVENTORY. As discussed more fully in Note 3, the Company had advanced $50,000 to a vendor and minority shareholder for inventory production.

During the fiscal quarter ended December 31, 1999, the Company purchased from this vendor inventory totaling $624,000 (unaudited).

RENT. The Company incurred rent expense of $15,000 under a short-term facility lease with an officer and director of the Company; an additional $15,000 was incurred after June 30, 1999. This leasing agreement was terminated in November 1999 in connection with the lease of facilities discussed in Note 3.

STOCKHOLDER LOANS AND ADVANCES. From time to time, the Company loans or advances monies to officers and directors. At June 30, 1999, the Company had advanced $25,000 to an officer and director.

At December 31, 1999, these loans and advanced totaled $85,616; $35,616 was advanced for Company travel and subsistence costs and $50,000 was loaned for personal expenditures. The loan is non-interest-bearing and will be repaid after the Company begins operations and officers and directors are compensated for their services.
(Unaudited.)


5.   STOCKHOLDERS' EQUITY

STOCK OPTIONS. During the period ended June 30, 1999, the Company granted non-qualified stock options to certain advisors, consultants and directors to purchase up to 1,605,000 shares of the Company's common stock at an exercise price equal to market value at date of grant as determined by the Board of Directors. These options vested immediately upon grant.

The following is a summary of the stock option activity:


         Granted                                          $0.02-$1.00                   1,605,000
         Exercised                                        $0.02-$0.50                    (750,000)
                                                                                        ---------
         Outstanding, June 30, 1999                       $0.02-$1.00                     855,000
                                                                                        =========

STOCK-BASED COMPENSATION. The Company recognized no stock-based compensation during the period ended June 30, 1999. There would be no material difference to compensation cost had the compensation cost been computed under FAS 123.


6.   SUBSEQUENT EVENTS

PATENT. On July 20, 1999, the U.S. Patent and Trademark Office issued a patent on the technology acquired for common stock as discussed in Note 2.

OPERATING LEASE.  See Note 3.

COMMON STOCK. Since June 30, 1999, the Company sold 125,000 shares of stock at $1.00 per share and 300,000 shares of stock at $1.50 per share. An additional 51,500 shares of stock were issued for services. As of January 10, 2000, shares outstanding totaled 9,571,000.